        REAL ESTATE AND ASSET PURCHASE AND SALE AGREEMENT



     THIS REAL ESTATE AND ASSET PURCHASE AND SALE AGREEMENT (hereinafter referred to as the "Agreement") is made and entered into as of the 24th day of July, 1997, by and between CIRCUIT SYSTEMS OF TENNESSEE, L.P., a Tennessee limited partnership (the "Buyer"), and PHILIPS ELECTRONICS NORTH AMERICA CORPORATION, a Delaware corporation with offices in Knoxville, Tennessee (the "Seller").

                      W I T N E S S E T H :

     WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, certain assets (the "Assets") described herein and relating to the manufacture of printed circuit boards, and in connection therewith Buyer is willing to assume certain liabilities of Seller relating to such assets, all upon the terms, conditions and provisions set forth herein; and

      WHEREAS following the closing of the purchase sale of the Assets, Buyer desires to manufacture and sell to Seller and Seller desires to purchase from Buyer printed circuit boards ("PCB") pursuant to a Printed Circuit Board Purchase Agreement between Buyer and Seller, of even date (the "PCB Purchase Agreement");

     NOW, THEREFORE, FOR AND IN CONSIDERATION of the foregoing and the premises and covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, Buyer and Seller agree as follows:

                           SECTION 1
                 PURCHASE, SALE, AND AGREEMENTS

S1.        Assets Purchased.  Buyer agrees to purchase and pay for
and Seller agrees to sell, assign, transfer and convey to Buyer on the Closing (as defined in Section 6.1), for the consideration specified in Section 3 hereof, the following Assets (as the same shall exist at the time of Closing) except Excluded Assets (as defined herein), as follows:

     SA.             Real Estate.  All of Seller's right, title and
     interest in and to those certain tracts of real property being the site of the printed circuit board manufacturing facility owned by Seller in Greeneville, Greene County, Tennessee (hereinafter referred to as the "PCB Facility" or "Greeneville Facility"), as more particularly described in various parcels constituting Schedule 1.1A hereto, consisting of approximately ten (10) acres, together with all and any rights and appurtenances pertaining to such real property, including any right, title, and interest of Seller in and to adjacent streets, easements, alleys, and rights-of-way and subject to the Permitted Encumbrances (all of such real property rights and appurtenances being hereinafter referred to as the "Real Property");

     SB.           Improvements.  All improvements, structures and
     fixtures currently situated upon the Real Property, including without limitation the PCB manufacturing facilities of approximately ninety-three thousand (93,000) square feet, and all other properties or property interests normally included in the sale of real estate, including but not being limited to heating, air conditioning, electrical, plumbing fixtures, drinking fountains, sprinkler systems, bus ducts, dock levelers, signs, fire extinguishers, alarm and security systems and motion detectors, environmental process equipment, electrical disconnects and lines, kitchen equipment, and with respect to such improvements, all building plans and specifications, operating contracts, warranties, permits, soil reports, surveys, maps, or environmental studies or assessments, and all reports associated therewith (hereinafter referred to as the "Improvements");

     SC.       Equipment.  All equipment, machinery, furniture,
     furnishings, and other tangible personal property owned by the Seller currently situated upon the Real Property or Improvements or used or to be used in connection therewith at the PCB Facility, including without limitation those certain items of tangible personal property identified in Schedule 1.1C hereto (all of such tangible personal property to be sold hereto being hereinafter referred to as the "Equipment"), but excluding the tooling, dies, equipment and other intangible personal property shown in Schedule 1.1C-1 (the "Excluded Equipment"). The Equipment shall include, without limitation, the paper phenolic machinery equipment described in
     Section 1.1C-2;

     SD.             Inventory, Work in Progress.  As such items are
     located at the Greeneville Facility at the time of closing, all right, title and interest of Seller in all inventory and work in progress (collectively, the "Inventory"), as set forth in Sections 1.6 and 4.1P hereof which shall be transferred at Closing to Buyer. There will be no finished goods inventory transferred to Buyer in this transaction.

     SE.           Personal Property Leases.  All right, title and
     interest of Seller as lessee (or sublessee), in, to and under the leases of personal property (including without limitation leases for certain manufacturing equipment) listed in Schedule 1.1E hereto (leases described in this paragraph being individually a "Personal Property Lease" and collectively the "Personal Property Leases"); at Closing Buyer will assume all of Seller's obligations under any and all of the Personal Property Leases;

     SF.       Other Contracts.   All right, title and interest of
     Seller in, to and under the sales orders, purchase orders and other contracts described in Schedule 1.1F hereto (the "Other Contracts").

     All of the foregoing assets to be purchased by Buyer from Seller are referred to herein as the "Assets". Buyer is not purchasing any other assets of Seller. Any and all other assets of Seller not expressly included herein, including the Excluded Equipment, utility deposits, insurance deposits, any other regulatory deposit (if any), and other excluded property specifically listed in Schedule 1.1, shall be referred to as the "Excluded Assets." A portion of the Excluded Assets consists of certain know-how, patents, inventions, formulae, patterns, designs, and other intangible property that is confidential and contains trade secrets of Seller pertaining (i) to the operation and maintenance of the Improvements and Equipment (the "Process IP"), and
(ii) specifically to the design and production of products for Seller (the "Design IP"), all of which is more specifically described in Schedule 1.1C (collectively, the "Intellectual Property"). To the extent the Intellectual Property is necessary to operate the Improvements and the Equipment or to produce products for Seller under the PCB Purchase Agreement, Seller shall grant a nonexclusive, non-transferable license to Buyer to use such Intellectual Property, as further set forth in Section 1.7 hereof.

S1.2    Purchase Price.  At Closing, Buyer agrees to pay in the
aggregate to Seller as the purchase price for the Assets an amount equal to Ten Million Dollars ($10,000,000) (the "Purchase Price"). The full Purchase Price, plus or minus prorations, shall be paid to Seller at Closing by certified check or wire transfer of immediately available funds.

S1.3    Non-Refundable Exclusivity Fee.  As consideration for
Seller's grant to Buyer of the exclusive right to purchase the Assets, pursuant to the terms hereof, on or prior to July 25, 1997, Buyer has, simultaneously with the execution of this Agreement, paid to Seller a non-refundable earnest money fee of $250,000 (the "Fee"). If Buyer does not close this transaction by July 25, 1997, for any reason other than failure to sign a collective bargaining agreement for a three (3) year period following a good faith effort by Buyer to achieve such agreement and without regard to acts or omissions of Buyer, then the Fee shall be retained by Seller and this Agreement shall terminate. If the transaction contemplated by this Agreement does close on or prior to July 25, 1997, then the purchase price shall be reduced by the amount of the Fee.

S1.4    Additional Documents and Information.  Seller shall furnish to Buyer, at Seller's sole cost and expense, within ten (10) days after the date of this Agreement, the following documents and information which are in the possession of Seller:

          SA. Copies of any plans and specifications for the Improvements, surveys, maintenance, service, and operating contracts, phase one environmental site assessments, notices, correspondence from governmental or regulatory agencies or bodies pertaining to the Real Property; and

          SB. Copies of any warranties in Seller's possession pertaining to the Improvements or the Equipment.

          SC. Seller agrees to respond to the requests of Grant, Thornton (Buyer's accountants) for certain lists of assets, products, inventory, and other items; provided, however, that such lists or any other similar data shall not be considered or construed as financial statements of Seller. Seller expressly disclaims any responsibility for producing any financial statements for Seller or for the Printed Circuit Board operations of Seller, as Seller has no such records. Buyer acknowledges that reference or utilization of any similar lists or data or materials in the creation of any financial forecasts, statements or other conclusory compilations are made without any participation, direction or review by Seller, and Buyer assumes sole responsibility for such forecasts.

S1.5    Permitted Encumbrances.  As used in this Agreement, the term
"Permitted Encumbrances" shall mean:

          SA. Current personal property, assessments, and real property taxes for the year 1996; and

          SB. Such covenants, conditions, restrictions, easements, rights-of-way, title exceptions and other matters presently existing and/or disclosed in the Preliminary Report and Survey, both as defined hereinafter.

          SC. Such mechanics, materialman, warehouseman, carrier or similar liens, statutory or otherwise, which will not materially impair the inventory or the use of the inventory in the production of PCB at the PCB Facility.

S1.6   Inventory. Seller and Buyer agree to mutually determine by physical inventory the raw material inventory and work-in-process inventory at the PCB Facility as of the time of Closing.


S1.7    Grant of License.

          SA.   Subject to the terms hereof, Seller hereby grants to
Buyer and Buyer hereby accepts, a nonexclusive license (the "License") to use the Process IP at the PCB Facility for the sole purpose of operating and maintaining the PCB Facility and for the purpose of manufacturing PCB products, and to use the Design IP solely and exclusively for the manufacture of products for Seller.

          SB.   The License for use of the Design IP shall have a
term expiring upon the later of termination of the PCB Purchase
Agreement or at such time as Seller is no longer purchasing Products from Buyer.

          SC. Buyer acknowledges that the Design Intellectual Property includes valuable confidential and secret information of Seller, the development of which required the expenditure of considerable time and money by Seller. Buyer shall treat the Design Intellectual Property in confidence and shall not use, copy, or disclose to any third party, or permit any of its personnel to use the same to any extent or for any purpose that is not specifically authorized under this Agreement. Buyer shall not disclose any information about the Design Intellectual Property, including the Intellectual Property itself, to any third party without the prior written consent of Seller.

          SD. Buyer shall not permit any personnel of Buyer to remove any proprietary or other legend or restrictive notice contained or included in the Intellectual Property, and Buyer shall not permit Buyer personnel to copy the Intellectual Property except as specifically authorized hereunder. Buyer will reproduce and maintain Seller's copyright and proprietary notices on any copy (whether complete or partial) of the Intellectual Property permitted by this Agreement.

          SE. Buyer shall limit use of and access to the Intellectual Property to such personnel of Buyer directly involved in the use thereof by Buyer. Buyer shall disclose such information only to personnel of Buyer who Buyer has no reason to believe are untrustworthy or may violate the provisions of this Section 1.6. Buyer shall prevent all personnel of Buyer from having access to any such information that is not required in the performance of their duties for Buyer. Buyer shall adopt reasonable security practices to prevent unauthorized access to or use of the Intellectual Property.

          SF. Buyer shall not in any event use any of the Design IP in the production of printed circuit boards or any other products for any person other than Seller or its designee.

          SG. To the extent any Intellectual Property is not owned by Seller but is used pursuant to a licensing or other use agreement between Seller and a third party, Seller shall make a good faith reasonable commercial effort to obtain the consent of such third party to a sublicense or assignment of such Intellectual Property to Buyer.

                   DUE DILIGENCE INVESTIGATION

S2.1      Access to the Property; Investigations.  Buyer may, at any
time during regular business hours prior to the Closing, through its own employees, advisors, consultants, and other representatives (provided that such parties have executed appropriate confidentiality agreements), make such inspection and investigation of the Real Property, Improvements and Equipment as it deems necessary or advisable to familiarize itself with the Real Property, Improvements and Equipment, and all other matters pertaining to the Assets. Such investigation may, but need not, include making an independent environmental audit or investigation of the Real Property and/or Improvements, the right to conduct such tests, boring for water or soil samples, or conducting such other tests, examinations, studies, assessments and analyses of the Real Property, or any part or aspect thereof, as Buyer may deem or determine necessary or advisable. Buyer shall indemnify and hold Seller harmless from and against any liens, claims, costs or liabilities arising from any activities of Buyer or its employees, contractors, or agents upon the Real Property. If Buyer or its agents or representatives causes any damage to any of the Assets during its investigation thereof, and if for any reason the Closing shall not occur, Buyer shall restore the Real Property, Improvements, or Equipment, as the case may be, to the condition that existed prior to such investigation.



                      CONDITIONS OF CLOSING

  S3.1 Conditions to Buyer's Obligations. The obligations of Buyer under this Agreement to purchase the Assets are subject to the fulfillment of the following conditions prior to or at the Closing:

        SA.     Twenty (20) days prior to the Closing, Buyer shall
have received a current commitment for title insurance at Buyer's expense (hereinafter the "Preliminary Report"), issued by a title insurance company satisfactory Buyer (hereinafter the "Title Company"), covering the Real Property. Buyer shall within ten
(10) days after Buyer's receipt of the Survey (defined in B. below) and the Preliminary Report, give written notice to Seller specifying any and each title exception contained in the Preliminary Report or on the Survey which is objectionable to Buyer. If Buyer notifies Seller of any objectionable title exception, then Seller may cause each such objectionable title exception to be removed or cured prior to the Closing; provided, however, that if any such objectionable title exception cannot be so removed or cured by the date on which the Closing is scheduled to occur, or should Seller elect not to undertake such action as will cause the objectionable title exception to be removed or cured, then Buyer shall elect (i) to waive each such objectionable title exception which cannot be removed and proceed with the Closing, or (ii) to terminate this Agreement and all of the rights and obligations of the parties hereunder. At the Closing, or as soon thereafter as practicable, Title Company shall issue to Buyer an ALTA Owner's Policy of Title Insurance in an amount as determined by Buyer, not less than the then appraised value of the Real Property, insuring that title to the Real Property is vested in Buyer, subject only to the Permitted Encumbrances. Said title insurance policy shall provide extended coverage over general exceptions and shall contain such endorsements as Buyer's counsel shall reasonably require.

          SB.    Buyer shall commission at Buyer's cost and expense a
survey (hereinafter referred to as the "Survey"). The Survey shall include the surveyors' certificate to Buyer in a form reasonably acceptable to Buyer and Buyer's lender and as necessary for the issuance of a policy of title insurance insuring Buyer and any lender.

          SC.       Seller shall have performed and complied in all
respects with its obligations, covenants, and agreements contained in this Agreement, to be performed and complied with prior to the Closing.

          SD.        There is no suit or proceeding which seeks to
restrain, prohibit, challenge, or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

          SE.        Seller shall have executed the PCB Purchase
Agreement, and such bills of sale, endorsements, assignments, deeds and other good and sufficient instruments of conveyance and transfer, as are provided for herein, subject to any Permitted
Encumbrances, including the following:

               (1) general bills of sale and assumption and assignment agreements vesting in Buyer title to the Equipment and any other Asset of Seller transferred herein;

               (2)  assignments of the Personal Property Leases;

               (3)  endorsements and assignments of the Other Contracts;

               (4) a quality agreement by and between Seller and Buyer in the form attached hereto as Schedule 3.1E(4) (the "Quality Agreement");

        SF.   Seller shall have delivered or caused to be delivered
to Buyer all such written consents or waivers necessary to permit the assignment to Buyer, on the terms provided herein, of the rights and obligations of Seller under the Personal Property Leases and the Other Contracts and the assumption of the liabilities thereunder by Buyer.

        SG.   The Board of Directors of Seller shall have taken all
corporate action necessary to effectuate the Agreement and the transactions contemplated hereby, and Seller shall have furnished Buyer with certified copies of the resolutions duly adopted by Seller's Board of Directors evidencing the same.

        SH.     Buyer shall have entered into an acceptable labor
contract/collective bargaining agreement of at least two years duration with the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO ("IUE") regarding the provision of labor for the Greeneville Facility. Said agreement must be endorsed by Local 796 of the IUE and/or its officers or the Administrator acting on its behalf.

          In the event that any of such conditions shall not have been satisfied at or prior to the Closing, or waived by Buyer (and provided Buyer shall have fulfilled its obligations in connection with such condition), then Buyer shall have the right, at Buyer's option, to terminate this Agreement by giving written notice of such termination to Seller. Buyer shall return to Seller all of the materials provided to Buyer (including, without limitation, those provided pursuant to Section 1.3 hereof), and Buyer and Seller each shall be released from all further obligations and liabilities hereunder.

S3.2      Conditions to Seller's Obligations.  The obligations of
Seller under this Agreement to sell the Assets are subject to the fulfillment of the following conditions:

          SA. Buyer shall have performed and complied in all respects with its obligations, covenants, and agreements contained in this Agreement to be performed and complied with prior to the Closing.

          SB. There is no suit or proceeding which seeks to restrain, prohibit, challenge, or obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

          SC. Buyer shall have executed the PCB Purchase Agreement, and all agreements in connection therewith, including without limitation, the Quality Agreement.

          SD. All actions, proceedings, instruments and documents required to carry out the transactions contemplated by this Agreement or incidental hereto and all other related legal matters shall be reasonably satisfactory to Seller and counsel for Seller. Buyer shall have delivered to Seller at Closing such documents and other evidence as Seller may reasonably request in order to establish the consummation of transactions relating to the execution, delivery and performance by Buyer of this Agreement, the purchase, transfer and delivery of the Assets to be purchased hereunder, the assumption by Buyer of all obligations and liabilities contemplated by this Agreement, the taking of all corporate and other proceedings in connection therewith and the compliance with the conditions set forth herein, in form and substance reasonably satisfactory to Seller.

          SE. The General Partner of Buyer shall have taken all action necessary to effectuate the Agreement and the other transactions contemplated hereby, and Buyer shall have furnished the Seller with certified copies of the resolutions duly adopted by Buyer's General Partner evidencing the same.

          In the event that any of such conditions shall not have been satisfied at or prior to the Closing, or waived by Seller (and provided Seller has fulfilled its obligations in connection with such conditions), then Seller shall have the right, at Seller's option, to terminate this Agreement by giving written notice of such termination to Buyer. Buyer shall return to Seller the materials provided to Buyer pursuant to Section 1.3 hereof, and Buyer and Seller each shall be released from all further obligations and liabilities hereunder.

S3.3   Casualty or Condemnation.  Buyer shall be bound to purchase the Assets for the full purchase price as required by the terms hereof, without regard to the occurrence or effect of any damage to or destruction of the Assets or partial condemnation of the Real Property or Improvements occurring after the date hereof and prior to the Closing, provided:

          SA. The cost to repair any such damage or destruction does not exceed ONE HUNDRED THOUSAND DOLLARS ($100,000.00) and is repaired to the satisfaction of Buyer by Seller prior to the Closing, or Seller assumes full responsibility for the repair and restoration of the Real Property and Improvements in an agreement satisfactory to Buyer at the Closing; and

          SB. Any partial condemnation that does not affect Buyer's intended operation and use of the PCB Facility; and

          SC. If such damage or destruction exceeds ONE HUNDRED THOUSAND DOLLARS ($100,000.00), or if any condemnation affects Buyer's intended use of the Real Property and Improvements, then Buyer may at its option either terminate this Agreement or consummate the purchase at the purchase price specified in
Section 1.2 hereof, in which event Seller shall at Closing assign to Buyer the insurance claims and proceeds thereof. Buyer's option must be exercised within twenty (20) days from the date on which Buyer receives written notice from Seller of such damage or destruction or condemnation.

  S3.    Employees.

         SA.  (i)    Buyer agrees to offer employment to all active
bargaining unit employees who are employed by Seller at Plant 4, on the date of the Sale. If Buyer receives an insufficient number of acceptances of its offers of employment from Seller's active bargaining unit employees, Buyer will, to the extent necessary to staff its operations, offer employment to Seller's employees who are on the recall list at the time the sale occurs, who are qualified to fill available openings and who make application to the Buyer.

               (ii) Buyer agrees to offer employment to all of Seller's salaried employees employed by Seller at Plant 4 on terms to be established by Buyer.

               (iii) So long as the affected applicant has given written authorization to the review of his or her records in Seller's possession, Seller will allow Buyer to have access to all pertinent employment documents of Seller related to Seller's employees including employment and disciplinary folders or records at a corporate, plant, departmental or supervisory level, excluding worker's compensation, medical information, or other information protected by law.

        SB.     Employees of Seller who are offered and accept
employment with Buyer will cease to be employees of Seller and become employees of Buyer. Buyer will have no obligation for severance payments to any of Seller's former employees due to the termination of employment by Seller and all obligations regarding the employment relationship between Seller's former employees and Seller shall be an obligation of Seller.

        SC.       Buyer shall be responsible for any and all
liabilities and obligations related to its offers of employment to Seller's former employees and all matters of employment relationships between it and Seller's former employees.

        SD.    Seller agrees to comply with all of its obligations
under the National Labor Relations Act, including, but not limited to, its obligations to bargain over the decision and the effects of the sale with the Union, bargaining agent for those in the collective bargaining unit at the Greeneville Facility. Seller and Buyer agree to comply with all of their obligations under the Worker Adjustment and Retraining Notification Act ("WARN"). Seller will hold Buyer harmless from and against any damages or liability arising out of Seller's conduct under the National Labor Relations Act and the WARN statute related to the sale of the Greeneville Facility. Buyer will hold Seller harmless from and against any damages or liability arising out of Buyer's conduct under the National Labor Relations Act and the WARN statute related to the sale of the Greeneville Facility.

         SE.   Should Seller incur any liability whatsoever due to
Buyer's handling of labor and employment issues, Buyer agrees to indemnify, defend, and hold Seller harmless from and against any such liability. Should Buyer incur any liability whatsoever, due to Seller's handling of labor and employment issues, Seller agrees to indemnify, defend and hold Buyer harmless from and against any such liability.

         SF.   Buyer has determined that it will not be assuming the
collective bargaining agreement that currently exists between Seller and the Union, but Buyer does recognize the Union as the bargaining agents for its hourly employees. In anticipation of this relationship, Buyer has entered into a collective bargaining agreement with the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO which has been endorsed by Local 796 of the IUE, its officers, or the Administrator acting on its behalf as referenced in Section 3.1 M supra prior to the sale. This agreement covers wage rates and protects both Buyer and Seller from interruption in the production and supply of products because of strikes.


          SG. As of the Closing, Buyer shall adopt, at its expense, vacation, holiday and health insurance plans for its employees. Buyer will have no liability or obligation to pay or provide and Seller will assume all liabilities and expenses for any vacation, holiday, severance, health insurance, pension or other benefits earned or accrued by Seller's former employees prior to the Closing.
 Buyer will assume all liability or obligations to pay for vacation, holiday, severance or health insurance or other benefits claimed or accruing by Seller's former employees for time worked after the Closing. Assets relating to Seller's benefit plans shall be retained by Seller.

          SH. The covenants of Buyer and Seller in this Section 3.4 are solely for the benefit of Buyer and Seller and are not intended to create any right in any current or former employee of Seller, or any of their beneficiaries or personal representatives, or any other third party, including the Union.


S4.                        WARRANTIES

 S4.1     Seller's Warranties.  Seller hereby represents and warrants to Buyer that except as disclosed on Schedule 4.1:

          SA. Seller has good title to the Assets, subject only to the Permitted Encumbrances.

          SB. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and is qualified to do business in the State of Tennessee.

          SC. Seller has all corporate and legal right, power, and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller and consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of Seller.
This Agreement has been duly executed and delivered by Seller and together with all other instruments and documents executed and delivered by Seller at the Closing, constitute and will constitute legal, valid, and binding agreements of Seller, enforceable in accordance with their respective terms, except that: (i) enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and other discretion of the court before which any proceeding therefor may be brought.

          SD. Seller does not know and Seller has received no notice of any litigation, proceeding, or investigation currently pending or threatened, before any forum, court, body, department, or agency, which may reasonably be expected to have a material adverse effect on the transactions contemplated hereby or that might affect Seller's authority to consummate such transactions.

          SE. Seller has received no notice that the occupancy, operation, and use of the Real Property and/or the Improvements violate any applicable law, statute, ordinance, rule, regulation, policy order, or determination of any federal, state, local, or other governmental authority ("Governmental Authority") or any board of fire underwriters (or other body exercising similar functions), or any restrictive covenant or deed restriction affecting any portion of the Real Property and/or Improvements including, without limitation, any applicable zoning ordinances and building codes, flood disaster laws, wetlands laws or regulations.

          SF. Except as disclosed on Schedule 4.1, Seller has received no notice that the Real Property is not in compliance with applicable environmental laws, regulation or policy relating to environmental matters, including but not limited to the Clean Air Act as amended, the Clean Water Act as amended, the Resource Conservation Recovery Act of 1976 as amended, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended, and applicable state and local environmental requirements.

          SG. Seller has received no notice that the Real Property, or any portion thereof, is listed, proposed for listing, or eligible for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. 9601 Section et seq.), as amended, nor under any comparable listing or designation of the State of Tennessee.

          SH.    There are no maintenance, management, leasing,
service agreements, or other contracts or agreements of any nature relating to the Real Property which will be in effect at the Closing, other than those provided by Seller to Buyer pursuant to
Section 1.3 hereof.

          SI.     There is no pending or threatened litigation or
pending or contemplated condemnation proceedings known to Seller which affect the Assets or any part thereof.

          SJ.     There are no municipal or other government
assessments against the Real Property other than current real property taxes and Seller has not entered into any understanding or agreement with any taxing or assessing authority with respect to the imposition or deferment of any taxes or assessment relating to the Real Property, except as disclosed in the Preliminary Report.

          SK.      No person, firm, or entity has rights in or to
acquire the Assets or any part thereof, and there is no agreement other than this Agreement to sell the Assets.

          SL. Seller has not received any notice of structural defects or dangerous mechanical conditions which exist with respect to the PCB Facility. With respect to the Improvements and Equipment, all mechanical equipment (including but not limited to the air conditioning, heating, and electrical systems, and plumbing), structural members, and utilities are in good condition, ordinary wear and tear excepted, and all mechanical equipment and utilities are presently in serviceable and safe operating condition.

          SM. Seller has not engaged any broker or finder in connection with the transactions contemplated hereby and no broker's or finder's fees or commissions are due or payable in connection with the transactions contemplated hereby.

          SN. Seller has received no notice from any lessor or third party of any condition of default in any term of the Personal Property Lease(s) and Other Contract(s).

          SO. Seller has good and marketable title to all of the Equipment, free and clear of all liens, claims, charges, security interests, encumbrances or other interests of any third party other than Permitted Encumbrances. All of the Equipment is in good condition and repair, ordinary wear and tear excepted, and is suitable for the present uses thereof.

          SP. The inventories of Seller to be sold to Buyer will consist of items of a quality and quantity which are good, usable and saleable in the usual and ordinary course of business of Seller at customary prices therefor and will not include any items which are damaged, obsolete or below standard quality.

          SQ. Set forth on Schedule 4.1(Q) hereto is a true and correct list of all permits, licenses, certificates, consents and other authorizations (herein collectively called "Permits") possessed or used by Seller that relate to and are necessary for the operation of its business as presently conducted or to own the Real Property and Improvements owned by it. Seller is in compliance with all such Permits, and all such Permits are in full force and effect. At the Closing Seller shall transfer and assign to Buyer all such Permits that are transferable as indicated by an asterisk on said
Schedule 4.1(Q).

          The above representations and warranties of Seller shall survive the Closing and transfer of title to the Assets to Buyer.

S4.2       Representations and Warranties of Buyer.

          SA. Buyer is a Tennessee limited partnership duly organized, validly existing, and in good standing under the laws of the State of Tennessee, and will be, by the Closing, qualified to do business in the State of Tennessee.

          SB.   Buyer has all legal right, power, and authority to
enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary action on behalf of Buyer. This Agreement has been duly executed and delivered by Buyer and it, together with all other instruments and documents executed and delivered by Buyer at the Closing, constitute and will constitute legal, valid, and binding agreements of Buyer, enforceable in accordance with their respective terms, except that:
(i) enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights generally; and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and other discretion of the court before which any proceedings therefor may be brought.

          SC.     To the best of Buyer's knowledge, there is no
litigation, proceeding, or investigation currently pending or threatened, before any forum, court, body, department, or agency, which may reasonably be expected to have a material adverse affect on the transactions contemplated hereby or that might affect Buyer's authority to consummate such transactions, and Buyer does not know of any basis for any such litigation, proceeding, or investigation.

         SD.      Buyer has not engaged any broker or finder in
connection with the transactions contemplated hereby and no broker's or finder's fees or commissions are due or payable in connection with the transactions contemplated hereby.

                            SECTION 5
                         INDEMNIFICATION

S5.1       Nature and Survival of Representations and Warranties.
Except as otherwise specifically provided in this Agreement to the contrary, all of the representations, warranties and covenants made by Seller and Buyer under this Agreement shall survive the Closing until the second (2nd) anniversary following closing hereof.

S5.2       Indemnification of Buyer.  Seller shall indemnify and hold
Buyer harmless from and against, and reimburse Buyer on demand for, any actual damage, loss, cost or expense (including reasonable attorneys' fees) incurred by Buyer resulting from any breach of Seller's representations or warranties.

S5.3       Indemnification of Seller.  Buyer shall indemnify and hold
Seller harmless against, and reimburse Seller on demand for, any actual damage, loss, cost or expense (including reasonable attorneys' fees) incurred by Seller resulting from any breach of Buyer's representations or warranties.

S5.4       Notice of Claims.  If any claim is made against a party
hereto that, if sustained, would give rise to a right of indemnity under this Section 5, the party having the claim made against it ("Indemnitee") shall give the other party ("Indemnitor") written notice thereof (specifying the nature and amount of the claim and giving Indemnitor the right to contest the claim) within thirty (30) days of becoming aware of such claim ("Notice of Claim").

S5.5       Right to Contest.  Indemnitee shall afford Indemnitor the
opportunity, at Indemnitor's own expense, to assume the defense or settlement of any such Notice of Claim, with its own counsel. In connection therewith, the Indemnitee shall cooperate fully to make available all pertinent information under its control and shall have the right to join in the defense, at its own expense, with its own counsel. If Indemnitor does not elect to undertake the defense of a claim under a Notice of Claim on the terms provided below, Indemnitee shall be entitled to undertake the defense or settlement of the claim at the expense of and for the account and risk of Indemnitor.

          Indemnitor shall have the right to assume the entire defense of a claim hereunder provided that (i) Indemnitor gives written notice of such desire (the "Notice of Defense") to Indemnitee within fifteen (15) days after Indemnitor's receipt of the Notice of Claim; (ii) Indemnitor's defense of such claim shall be without cost to Indemnitee or prejudice to Indemnitee's rights under this Section 5; (iii) counsel chosen by Indemnitor to defend such claim shall be reasonably acceptable to Indemnitee; (iv) Indemnitor shall bear all costs and expenses in connection with the defense and settlement of such claim; (v) Indemnitee shall have the right to receive periodic reports from Indemnitor and Indemnitor's counsel; and (vi) Indemnitor will not, without Indemnitee's written consent, settle or compromise any claim or consent to any entry of judgment which does not include the unconditional release by claimant or plaintiff of all liability with respect to the claim. Notwithstanding anything contained herein to the contrary, if Indemnitor assumes the defense of a claim, Indemnitor shall thereafter be estopped from asserting that indemnity was not proper with respect to such claim, provided, however, this shall not relieve Indemnitee of its obligation to cooperate and make available pertinent information under this Section 5.5.

S5.6        Limitation of Liability.  Buyer shall not have any
liability to indemnify Seller in respect of losses incurred by Seller pursuant to Section 5.3, and Seller shall not have any liability to indemnify Buyer in respect of Losses incurred by Buyer pursuant to Section 5.2, in either case unless and until the aggregate amount of such losses exceeds $50,000, in which event the party seeking indemnity may recover the full amount of such Losses, other than the initial $50,000, provided that recovery by Buyer in respect of such Losses shall be limited to $10,000,000.

                            SECTION 6
                             CLOSING

S6.1   Closing.  Closing of the purchase and sale of the Assets and the execution of the PCB Purchase Agreement, the Quality Agreement, and the Warranty Deed and Bill of Sale conveying the Assets to Buyer, and any lease assignments related to the foregoing shall be held on or before July 25, 1997, or a date prior thereto mutually agreed by Buyer and Seller, at the offices of Seller (or its counsel) in Atlanta, Georgia or at such other time and date or place as shall be mutually agreed by Seller and Buyer. The date on which the Closing actually takes place or, if more than one day is required to complete the Closing, the date on which the Closing is actually accomplished is herein referred to and designated as the "Closing."

S6.2     Deliveries at Closing.  At the Closing the following shall occur, each action being considered a condition precedent to the others and all being considered as taking place simultaneously, and each party covenanting to perform or cause to be performed each such action to be performed on its part:

       SA.    Seller and Buyer shall execute (or have previously
executed) the PCB Purchase Agreement and the Quality Agreement.

       SB.    Seller shall execute, acknowledge, and deliver to
Buyer a Warranty Deed, in the form attached hereto as Schedule
6.2(B), conveying and warranting to Buyer title to the Real Property and Improvements, subject only to the Permitted Encumbrances.

       SC.    Seller shall execute, acknowledge, and deliver to
Buyer such Bills of Sale, in the form attached hereto as Schedule 6.2C, selling, assigning, and transferring to Buyer the Equipment and Inventory to be herein conveyed, subject to the Permitted Encumbrances.

       SD.     Seller shall execute, acknowledge and deliver to
Buyer such assignments of lease or other documents as are necessary to transfer any Personal Property Leases comprising portions of the Assets.

       SE.   Buyer shall pay to the Seller in current funds the
sum of TEN MILLION DOLLARS ($10,000,000), subject to adjustments for prorations and/or the Fee, as set forth herein.

       SF.   All reasonable and customary prorations shall be made
as of the Closing and appropriate credit shall be given for real property taxes, assessments, utilities, deposits and other matters, the nature of which properly require such treatment at the Closing.

       SG.   Seller and Buyer shall each pay one-half of the taxes
(if any), sales and excise taxes (if any), title insurance, and survey for the subject transaction. Buyer shall pay all recording fees and taxes or other fees relating to any mortgage of the Real Property.

       SH.   Seller shall execute, acknowledge, and deliver to
Buyer a Non-Foreign Affidavit of Buyer, in a form reasonably satisfactory to Buyer, in accordance with Section 1445 of the Internal Revenue Code.

       SI.   Each party shall execute, acknowledge, and deliver
such other documents and instruments and take such other action as the other party or its legal counsel may reasonably require in order to document and carry out the transaction contemplated in this Agreement.

S6.3   Closing Deadline.    If Buyer is unable to close before
July 25, 1997, then this Agreement shall terminate; Seller shall retain the Fee; each party shall bear its own costs arising from such termination; and Sections 7.1, 7.2 and 7.3 shall have no effect.

                           SECTION 7
                      DEFAULT AND REMEDIES

S7.1   Default by Seller.  In the event of a default by Seller in the performance of its obligations hereunder, Buyer shall give written notice to Seller designating such default. Seller shall have a period of ten (10) days following the effective date of said notice within which to correct, or in the case of a default which is of a nature that cannot reasonably be corrected within such ten
(10) day period, within which to commence action to correct, the default of which Seller has received notice. In the event that Seller shall fail to correct such default within said ten (10) day period or, if applicable, to commence action to correct such default within said ten (10) day period and thereafter diligently to pursue the same to completion, Buyer shall have the right: (a) If such default occurs prior to the Closing, to forfeit the Fee, and to terminate this Agreement and all rights, duties, and obligations of the parties hereunder by giving written notice thereof to Seller; or
(b) compel specific performance by Seller of its obligations hereunder or recover damages from Seller resulting from said default.



S7.2     Default by Buyer.  In the event of a default by Buyer in the performance of its obligations hereunder, Seller shall give written notice to Buyer designating such default. Buyer shall have a period of ten (10) days following the effective date of said notice within which to correct, or in the case of a default which is of a nature that cannot reasonably be corrected within such ten (10) day period, within which to commence action to correct, the default of which Buyer has received notice. In the event that Buyer shall fail to correct such default within said ten (10) day period or, if applicable, to commence action to correct such default within said ten
(10) day period and thereafter diligently to pursue the same to completion, Seller shall have the right: (a) If such default occurs prior to the Closing, to retain the Fee and to terminate this Agreement and all rights, duties, and obligations of the parties hereunder by giving written notice thereof to Buyer; or (b) by legal action recover damages from Buyer resulting from said default.

S7.3       Remedies.

      SA.     The rights and remedies of any of the parties hereto
shall not be exclusive, and the exercise of any rights or remedies with respect to one or more of the provisions of this Agreement shall not preclude the exercise of rights or remedies with respect to any other provisions; provided, however, the indemnification
provisions of Section   shall be the exclusive remedy with respect             5
to any breach of the representations and warranties, and neither
Buyer nor Seller shall be entitled to any remedies other than those set forth herein with respect to the breach of any such representation or warranty.

      SB.   In the event of any claim or controversy under or
otherwise relating to this Agreement, except as set forth in Section 5 and/or Section 7.3(C), the parties shall attempt to resolve the claim or controversy by good faith participation in nonbinding mediation in Knox County, Tennessee, prior to the commencement of litigation in any forum. The mediator and the rules of mediation shall be agreed upon by the parties within ten (10) days following notice of an intent to mediate. In the absence of the parties' agreement, the mediator and the rules for the mediation shall be determined by the Federal Mediation and Conciliation Service or, if that Service is unable or unwilling to serve, the American Arbitration Association. The mediation shall continue until the claim or controversy is resolved or the mediator makes a finding that there is no possibility of settlement through mediation.

      SC.   Seller acknowledges that the breach by Seller of any
obligation relating to Intellectual Property would cause immediate and irreparable harm to Buyer, for Buyer would have no adequate remedy at law. Notwithstanding the provisions of Section 1.7, in the event of a breach or threatened breach of any obligation of Seller relating to Intellectual Property, Buyer shall be entitled (upon reasonable proof thereof by affidavit executed by an officer or managing agent of Buyer, but without notice or delivery of a bond) to such temporary restraining and seizure orders as may be appropriate to prevent the breach or further breach of the obligation and to protect the rights of Buyer in and to the Intellectual Property. Furthermore, in the event of a breach or threatened breach of any obligation relating to Intellectual Property, Buyer shall also be entitled to such preliminary and permanent injunctions as may be appropriate to prevent the breach or further breach of the obligation or to protect the rights of Buyer in and to the Intellectual Property. Nothing in this paragraph shall be construed to prevent Buyer from pursuing any other remedy for the breach or threatened breach of the obligation.

                           SECTION 8
                       GENERAL PROVISIONS

S8.1    Notices.  All notices and other communications provided for in this Agreement shall be in writing and shall be sufficient for all purposes if personally delivered or if mailed by certified or registered U.S. mail, return receipt requested, postage prepaid, sent by facsimile with confirmation and addressed to the respective party at the address set forth below or at such other address as such party may hereafter designate by written notice to the other party as herein provided.

                           To Seller:

          Philips Electronics North America Corporation
                  Attention:  John Porter, Esq.
                         P.O. Box 14810
                 Knoxville, Tennessee 37914-1810
                    Facsimile (423) 521-4330

                     With a copy to each of:

          Philips Electronic North America Corporation
               Attention:  Thomas M. Hafner, Esq.
                    64 Perimeter Center East
                  Atlanta, Georgia  30346-6401
                    Facsimile (770) 821-2266

                               and

                        Hunton & Williams
              Attention: Joseph P. Congleton, Esq.
             2000 Riverview Tower, 900 S. Gay Street
                   Knoxville, Tennessee 37902
                    Facsimile (423) 549-7704


                            To Buyer:

                      Circuit Systems, Inc.
                    Attention:  Dilip S. Vyas
                      2350 East Lunt Avenue
               Elk Grove Village, Illinois  60007
                    Facsimile (847) 437-5910

                         With a copy to:

                     Rieck and Crotty, P.C.
                Attention:  Thomas W. Rieck, Esq.
                55 West Monroe Street, Suite 3390
                    Chicago, Illinois  60603
                    Facsimile (312) 726-0647

Facsimile notices and other communications shall be deemed to have been given and received upon confirmation.

S8.2    Costs.  Except as otherwise specifically provided in this
Agreement, Seller and Buyer each shall pay their own costs and expenses incurred in preparation and execution of and performance under this Agreement.

S8.3    Entire Agreement.  This Agreement, including the schedules hereto, constitutes the entire agreement between the parties hereto relative to the subject matter hereof and shall supersede any prior negotiations, correspondence, agreements, or understandings relative to the subject matter hereof. This Agreement may not be amended or modified except in writing executed by both of the parties hereto.

S8.4    Interpretation.  This Agreement shall be governed by and
construed in accordance with the internal laws of the State of Tennessee. Whenever the context requires, the singular shall include the plural, the plural shall include the singular, the whole shall include any part thereof, any gender shall include both other genders, the term "person" shall include an individual, partnership (general or limited), corporation, trust, or other entity or association or combination thereof. The captions and section headings contained in this Agreement are for purposes of reference only and shall not limit, expand, or otherwise affect the construction of any provisions of this Agreement. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The respective rights and obligations of any party hereto shall not be assignable without the consent of the other party. Time is of the essence as to each and every provision of this Agreement. The provisions of this Agreement shall be construed both as covenants and conditions in the same manner as though the words importing such covenants and conditions were used in each separate provision hereof. Schedules 1.1A through 6.2(C) hereto are by this reference incorporated herein and made a part hereof for all purposes. As used herein, the expression "this Agreement" means the body of this Agreement and such Schedules, and the expressions "herein," "hereof," and "hereunder" and other words of similar import refer to this Agreement and such Schedules as a whole and not to any particular part or subdivision thereof.

S8.5     No Assumption of Liabilities.  Except as set forth in this
Agreement, Buyer shall not become liable for and is not assuming any debt, duty, liability, or obligation (of any nature) of Seller by entering into this Agreement or by consummating the transaction contemplated hereby, specifically including, but not limited to any liability covered by any applicable bulk sales law. Seller shall indemnify and hold Buyer harmless against and from any and all liabilities and all costs, including, but not limited to fees and expenses of counsel, incurred by Buyer and arising out of or attributable to any liabilities under applicable bulk sales law. Seller agrees that it will pay or otherwise provide for the payment and discharge of all such liabilities, including without limitation any liabilities or obligations, tax or otherwise, imposed on or incurred by Seller as a result of the transactions contemplated by this Agreement.

S8.6    Waiver.  Either party hereto may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the covenants, agreements or conditions of the other party contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance.

S8.7   Invalidity of Provision.  If any provisions of this Agreement as applied to either party or to any circumstance shall be adjudged by a court of competent jurisdiction to be void or unenforceable for any reason, the same shall in no way affect (to the maximum extent permitted by applicable law) any other provision of this Agreement, the application of any such provision under circumstances different from those adjudicated by the court, or the validity or enforceability of the Agreement as a whole.

S8.8   No Recordation.  Buyer covenants and agrees that neither this
Agreement nor any memorandum or other notice of this Agreement
(other than the Warranty Deed) shall be recorded in any real property records of any Tennessee county, without the prior written consent of Seller.

S8.9 Tax Allocation. The parties hereby agree that the allocation of the Purchase Price among the Assets to ensure such allocation complies with the provisions of Section 1060 of the Internal Revenue Code of 1986 is as follows, unless modified at Closing by a separate schedule:

Real Property and   -     $7,000,000
  Improvements

Inventory           -     $  400,000

Equipment           -     $2,600,000

S8.10       Multiple Counterparts.  This Agreement may be executed in
multiple counterparts, each of which shall be deemed an original for all purposes and all of which shall be deemed, collectively, one agreement.

S8.11     Governing Law; Choice of Forum.  This Agreement shall be
governed by the laws of the State of Tennessee and the Buyer and Seller acknowledge that the only forum and venue for resolution of any judicial proceeding in connection with any matter pertaining to this Agreement shall be in the United States District Court for the Eastern District of Tennessee located at Knoxville, Tennessee.

S8.12     Announcements.  Neither party shall make any initial public or third party announcement of this transaction, or the pendency or execution of any agreements in connection herewith, without the prior approval of the other party.

           [Remainder of page intentionally left blank.]


     IN WITNESS WHEREOF, Seller and Buyer have executed this
Agreement as of the day and year first above written.

                         PHILIPS ELECTRONICS NORTH
                         AMERICA CORPORATION


                         By:/s/ Thomas M. Hafner
                              Thomas M. Hafner
                              Vice President and General Counsel,
                              Philips Consumer Electronics Company,
                              a division of Philips Electronics
                              North America Corporation

             [Signature page to Real Estate and Asset
                   Purchase and Sale Agreement]



                         CIRCUIT SYSTEMS OF TENNESSEE, L.P.,
                         a Tennessee limited partnership

                         CIRCUIT SYSTEMS OF TENNESSEE, INC.
                         a Tennessee corporation, general partner


                         By:/s/ Dilip S. Vyas
                              Dilip S. Vyas
                              Vice President



               [Signature page to Real Estate and Asset
                   Purchase and Sale Agreement]




                             SCHEDULE
                               1.1A
                           REAL PROPERTY

                           SCHEDULE 1.1C
                             EQUIPMENT

                           SCHEDULE 1.1C-1
                        INTELLECTUAL PROPERTY

     Excluded Assets includes the following Intellectual Property owned by Seller: corporate names, brand names, trade names, trademarks, servicemarks, copyrights, patents, inventions, processes, know-how, formulae, patterns, designs, trade secrets and interests thereunder; licenses; software, design work, and any and all other Intellectual Property. That portion of the Intellectual Property that consists of inventories, processes, know-how, and software that are an integral part of the Improvements and Equipment, and are necessary for the operation of the Improvements and Equipment is referred to as "Process IP." That portion of the Intellectual Property consisting of corporate names, brand names, trade names, trademarks, servicemarks, copyrights, patents, inventions, processes, know-how, formulae, patterns, designs, trade secrets and interests thereunder; licenses; software, and design work that specifically relates to or contains information about the specifications for, design and manufacture of products for Seller is referred to as "Design IP." The Design IP and the Process IP collectively make up the Intellectual Property.



                        AND


     All Philips product specific tooling and dies.



                           SCHEDULE 1.1E
                       REAL PROPERTY LEASES
                       [Expected to be none]

                           SCHEDULE 1.1F
                          OTHER CONTRACTS

                         SCHEDULE 3.1G(5)
                         QUALITY AGREEMENT

                           SCHEDULE 4.1
                            DISCLOSURE

                          SCHEDULE 4.1(Q)
                              PERMITS

                           SCHEDULE 6.2B
                       FORM OF WARRANTY DEED

                           SCHEDULE 6.2C
                       FORM OF BILL OF SALE